November 19, 2021

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Austin Pattan

Re:	Aetherium Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 5, 2021
File No. 333-258072

Dear Mr. Pattan:

Aetherium Acquisition Corp., a Delaware corporation (the “Company”), hereby submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated November 19, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, filed on July 21, 2021 and amended on November 5, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is contemporaneously filing herewith a revised Registration Statement (the “Amended Registration Statement”) with the Commission.

For ease of reference, each comment contained in the Comment Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amended Registration Statement.

Amendment No. 1 to Form S-1 filed November 5, 2021

Risk Factors, page 43

1.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The disclosure on page 43 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Janeane Ferrari at (212) 407-4209 or jferrari@loeb.com or me at (650) 450-6836. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jonathan Chan
Jonathan Chan
Chairman and Co-Chief Executive Officer